

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

> **RE:    MasTec, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated March 6, 2012**
> **File No. 1-8106**

Dear Mr. Campbell:

We have reviewed your response letter dated March 6, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

2. When referring to non-GAAP financial measures on your earnings calls, please consider using descriptions consistent with those used in your periodic reports.  For example, it appears that that the amount referred to as EBITDA on your earnings call for the fourth quarter of 2011 is the amount referred to as Adjusted EBITDA in your Form 10-K for the year ended December 31, 2011.

Management's Discussion and Analysis, page 30

3. We note your response to comment six in our letter dated February 21, 2012.  As previously requested, when costs of revenue is presented and discussed, please call it costs of revenue, excluding depreciation and amortization.  Your description should be revised on pages 32, 33, 35, and 41 as well as any other areas where you only refer to costs of revenues.

Financial Condition, Liquidity and Capital Resources

Working Capital, page 45

4. Your accounts receivable, net of allowance increased by $220.2 million from December 31, 2010 to December 31, 2011, which represents an increase of 50%.  Please consider including an analysis of days sales outstanding with a discussion of any material variances from period to period.  Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Financial Statements

Notes to the Financial Statements

Note 3 – Acquisitions and Other Investments, page 69

5. We note your response to comment seven in our letter dated February 21, 2012.  We continue to have difficulty understanding why the amount of net assets acquired would not be equal to the amount of total consideration transferred plus the fair value of your 33% equity interest in EC Source Services LLC prior to the business combination.  Please refer to Example 5 of ASC 805-10-55, specifically ASC 805-10-55-41.  We remind you that ASC 805-30-30-7 and ASC 805-30-30-25-5 also requires you to include contingent consideration as part of the total consideration transferred, which your proposed disclosures do not appear to do.  Please advise or revise your disclosures as necessary.

Note 15 - Operations by Geographic Areas and Segments, page 93

6. We note your response to comment two in our letter dated February 21, 2012.  Please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment.  In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated.  Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information.  Please ensure that you also show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to

another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief